EXHIBIT 21

Subsidiaries of the Registrant

	State or Other Jurisdiction of Incorporation	Percentage Ownership
Parent
1st State Bancorp, Inc.	Virginia	N/A

Subsidiary (1)
1st State Bank	North Carolina	100%

Subsidiaries of 1st State Bank (1)
First Capital Services Company, LLC	North Carolina	100%

(1)	The assets, liabilities and operations of the subsidiaries are included in the consolidated financial statements contained in Item 8 of this Annual Report.